UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 2)
Pointer Telocation Ltd.
(Name of Issuer)
Ordinary Shares, NIS 3.00 par value per share	M7946T104
(Title of Class of Securities)	(CUSIP Number)
Orly Tsioni, Adv.
Yigal Arnon & Co. 1, Azrieli Center Tel-Aviv 67021, Israel +972-3-608-7851 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 8 Pages)

CUSIP No. M7946T104	13D/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS: Yudith Yovel Recanati I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 793,790
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 793,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 793,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.1%(1)
14	TYPE OF REPORTING PERSON: IN

(1)    Based on a number of 7,872,594 Ordinary Shares outstanding, as advised by the Company.

CUSIP No. M7946T104	13D/A	Page 3 of 8

1	NAMES OF REPORTING PERSONS: Gandyr Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 793,790
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 793,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 793,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.1% (1)
14	TYPE OF REPORTING PERSON: CO

(1)    Based on a number of 7,872,594 Ordinary Shares outstanding, as advised by the Company.

CUSIP No. M7946T104	13D/A	Page 4 of 8

1	NAMES OF REPORTING PERSONS: Gandyr Israel Financial Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 793,790
	8	SHARED VOTING POWER: 793,790
	9	SOLE DISPOSITIVE POWER: 793,790
	10	SHARED DISPOSITIVE POWER: 793,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 793,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.1% (1)
14	TYPE OF REPORTING PERSON: CO

(1)    Based on a number of 7,872,594 Ordinary Shares outstanding, as advised by the Company.

This Amendment No. 2 to Schedule 13D is being filed on behalf of Yudith Yovel Recanati, Gandyr Investments Ltd. ("Gandyr Investments") and Gandyr Israel Financial Holdings Ltd. ("Gandyr Holdings, and together with Yudith Yovel Recanati and Gandyr Investments, the "Reporting Persons"), relating to ordinary shares (the "Ordinary Shares") of Pointer Telocation Ltd., a corporation existing under the laws of Israel ("Pointer"). The original statement on Schedule 13D is hereby amended and supplement as follows:

Item 1.          Security and Issuer.

Item 1 is hereby amended and restated as follows:

The name of the issuer to which this Schedule relates is Pointer Telocation Ltd. ("Pointer" or the "Company"). Its principal executive offices are located at 14 Hamelacha Street, Park Afek, Rosh Ha'ayin, 4809133, Israel. This Schedule 13D relates to Pointer's Ordinary Shares, NIS 3.00 par value per share.

The percentage of Ordinary Shares reported in this Schedule 13D as being beneficially owned by Yudith Yovel Recanati, Gandyr Investments and Gandyr Holdings and any other information disclosed herein (other than descriptions of agreements and transactions to which Gandyr Investments and Gandyr Holdings is a party) is based on information provided by Pointer or other third parties.

Item 2.          Identity and Background.

Item 2 is hereby amended and restated as follows:

The Reporting Persons are Yudith Yovel Recanati, Gandyr Investments and Gandyr Holdings. Gandyr Holdings is wholly owned by Gandyr Investments.

(1)          (a), (b)   Gandyr Investments and Gandyr Holdings are companies established in accordance with the laws of the State of Israel, and are located at 89 Medinat Hayehudim Street, Herzlia, 4676672, Israel. Gandyr Investments and Gandyr Holdings are private companies focusing on investments and management of mature companies, with a clear path for growth and profitability.

(c)         Occupation and Employment: Not applicable.

(f)          Citizenship: See below.

The sole director of each of Gandyr Investments and Gandyr Holdings is Yudith Yovel Recanati, and their officers, listed below, are citizens of Israel whose principal occupation and address are set forth below:

Name	Occupation	Business Address
Yudith Yovel Recanati	Businesswoman; Director of companies	89 Medinat Hayehudim Street, Herzlia, 4676672, Israel
Jonathan Irroni	Manager (CEO)	89 Medinat Hayehudim Street, Herzlia, 4676672, Israel
Haim Dvir	Manager	89 Medinat Hayehudim Street, Herzlia, 4676672, Israel

Mrs. Yudith Yovel Recanati is the sole shareholder of Gandyr Investments, except for dormant shares held by Gandyr Investments. Gandyr Investments is the sole shareholder of Gandyr Holdings (except for dormant shares held by Gandyr Holdings).

 (d)          Criminal Proceedings: During the previous five (5) years, none of the Reporting Persons, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e)          Civil Proceedings: During the previous five (5) years, none of the Reporting Persons, have been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The consideration for purchase of the shares of the Issuer were shares held by Ganydr Investments and Gandyr Ltd. ("Gandyr") in Shagrir Systems Ltd., originally purchased in 2004.

Item 4.          Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On January 8, 2015 Yudith Yovel Recanati, Gandyr Investments and Gandyr transferred their holdings in Pointer to Gandyr Holdings. Due to an office mistake such transfer was not previously reported.

Item 5.          Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follow:

(a) (b)  Gandyr Investments is the beneficial owner of 793,790 Ordinary Shares of the Issuer,  constituting 10.1% of the issued share capital of the Issuer. Gandyr Investments is the sole shareholder of Gandyr Holdings. Mrs. Yudith Yovel Recanati is the sole shareholder and sole director of Gandyr Investments and is the sole director of Gandyr Holdings and is the beneficial owner of 793,790 Ordinary Shares of the Issuer, through Gandyr Holdings.

(c)          The reporting Persons did not effect any transaction in the securities of the Issuer in the past 60 days. This Schedule 13D is being filed to clarify that the 793,790 Ordinary Shares of Pointer were transferred on January 8, 2015 from Yudith Yovel Recanati, Gandyr Investment and Gandyr to Gandyr Holdings. Due to an office mistake such transfer was not previously reported.

(d)          Not applicable.

(e)          Not applicable.

Item 7.          Materials to be Filed as Exhibits.

Exhibit 1:      Joint Filing Agreement filed with original statement on Schedule 13D, on January 23, 2014, is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2016

GANDYR INVESTMENTS LTD.

By:  /s/ Jonathan Irroni
Name: Jonathan Irroni
Title:    Manager

Dated:  November 15, 2016

GANDYR ISRAEL FINANCE HOLDINGS LTD.

By:  /s/ Jonathan Irroni
Name: Jonathan Irroni
Title:    Manager

Dated:  November 15, 2016